FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F_	X	Form 40-F_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes_	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes_	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes_	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Report of Executives and Principal Shareholders shares owned (Chang Keun Kim)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date:	October 29, 2008	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Report of Executives and Principal Shareholders shares owned

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Chang Keun Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,974,000	-	12,974,000

2. Reporter’s Information
Section	New
Name	Korean	Chang Keun Kim	Chinese	金昌槿
	Personal Identification Number		710523
Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Relationship with the Company	Position	CEO
	Nominated Date	10/24/2008	Resignation Date	10/23/2011
	Principal Shareholder	-
Contact Person	Telephone Number	+82-2-3498-1600
	Department	Business Planning Department
	Name	ByungJooLee

3. Shareholder position
A. Change Summary
Report Date		Owned shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	-	Common Shares	-	-
		Preferred Shares	-	-
		Total	-	-
Submission Date	10/29/2008	Common Shares	10,000	0.08
		Preferred Shares	-	-
		Total	10,000	0.08
Fluctuation		Common Shares	10,000	0.08
		Preferred Shares	-	-
		Total	10,000	0.08

B. Trading details
Report Reason	Change Date	Type of Stock	Owned number of shares			Purchase/Disposal Price (KRW)	Remark
			Prior	Change	Post
Buy in the Market (+)	07/04/2008	Common Shares	-	370	370	11,500	-
Buy in the Market (+)	07/14/2008	Common Shares	370	1,730	2,100	10,733	-
Buy in the Market (+)	08/07/2008	Common Shares	2,100	796	2,896	9,153	-
Buy in the Market (+)	08/11/2008	Common Shares	2,896	120	3,016	9,082	-
Buy in the Market (+)	08/28/2008	Common Shares	3,016	538	3,554	9,200	-
Buy in the Market (+)	08/29/2008	Common Shares	3,554	146	3,700	9,160	-
Buy in the Market (+)	09/01/2008	Common Shares	3,700	63	3,763	9,150	-
Buy in the Market (+)	09/02/2008	Common Shares	3,763	137	3,900	9,110	-
Buy in the Market (+)	09/05/2008	Common Shares	3,900	400	4,300	8,235	-
Buy in the Market (+)	09/09/2008	Common Shares	4,300	5,200	9,500	8,393	-
Buy in the Market (+)	09/15/2008	Common Shares	9,500	500	10,000	8,000	-
Total			-	10,000	10,000	9,025